Ballard Power Systems Inc.

News Release

Ballard to Present at the Lazard Annual Alternative Energy Investor Summit

For Immediate Release – May 24, 2012

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD), a world leader in delivery of clean energy fuel cell solutions across a range of applications, announced that Mr. Tony Guglielmin, Chief Financial Officer will present at the Lazard Capital Markets Annual Alternative Energy Investor Summit in New York.

Mr. Guglielmin will participate on a panel discussing Emerging Technologies to Serve Distributed Generation Markets on Thursday, May 31st at 2pm ET.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com